EXHIBIT 2

FOR IMMEDIATE RELEASE
Contact: Susan Gordon: (212) 702-4309

CARL ICAHN ON GANNETT AGREEMENT:
"ANOTHER STEP FORWARD FOR GOOD
CORPORATE GOVERNANCE AT NEWLY SPUN-OFF COMPANIES"

New York, New York, March 2, 2015 – Today Carl C. Icahn released the following statement regarding Gannett Co., Inc. ("Gannett"):

Over the past month, we have had a number of meetings with representatives of Gannett in which we have explained at length the importance of shareholder friendly corporate governance at newly spun-off companies.  We are therefore very pleased with the agreement we entered into with Gannett yesterday, which we believe yielded a great result for Gannett shareholders.  Pursuant to that agreement, Gannett committed to implement the following corporate governance provisions at its soon to be spun-off publishing company ("SpinCo"), which we believe will greatly enhance shareholder value:

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Any poison pill adopted by SpinCo will not have a trigger below 20% and, if not ratified by stockholders within 135 days of adoption, will automatically expire (therefore, if a bid is made, SpinCo may adopt a pill but it will expire in 135 days if not ratified by shareholders and SpinCo can use the 135 days to find a better offer and/or convince shareholders not to tender);

•	SpinCo will not have a staggered board;

•	The holders of 20% of the outstanding shares of SpinCo will be permitted to call special meetings of shareholders;

•	If a person obtains majority control of SpinCo, Shareholders will be permitted to remove and replace directors at a special meeting;

•	No super-majority voting provisions; and

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If SpinCo's board rejects an unsolicited offer for the company in favor of another bid, and permits the second bidder to conduct diligence, then the board must also grant the first bidder the right to conduct due diligence if that bidder increases its offer above the second bid.

Similar to our agreements with eBay Inc. and The Manitowoc Company, Inc., we believe this agreement marks another large step forward for good corporate governance. With this agreement, Gannett ensured that SpinCo shareholders will truly have a say in what happens at their company, including the ability to decide for themselves whether to accept an offer for SpinCo if one is made.

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